Exhibit 99.1

Achieving OUR TARGETS	AR 2004

Cardiome PHARMA CORP.

We are developing innovative and effective drugs to treat some of the most serious diseases of the heart. 2004 was another year of excellent clinical progress towards this goal. With our targeted clinical focus and outstanding research and management teams, we are confident that 2005 will be a year of continued growth and achievement.

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MAJOR milestone ACHIEVED

In 2004, we reported results in our first of three Phase 3 clinical trials for our lead anti-arrhythmia drug, RSD1235. The study suggests that when administered intravenously to patients with recent-onset atrial fibrillation, RSD1235 is safe, well-tolerated and effective. More than 50% of patients with recent-onset atrial fibrillation returned to normal heart rhythm after receiving a dose of RSD1235, compared to only 4% of patients receiving a placebo. These results put us one step closer to realizing our vision of RSD1235 as the treatment of choice for the acute in-hospital conversion of atrial fibrillation.

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CONSISTENT DELIVERY OF objectives

Each year, we set ambitious targets for our clinical programs. And thanks to our focused clinical development programs and the entrepreneurial spirit of our dedicated staff, we consistently meet these targets — often in shortened timelines. In 2004, for example, we achieved all objectives for our cardiac drug development programs as well as our corporate objective of broadening our shareholder base by listing on NASDAQ. Our growing track record of success in the clinic attests to the value of our disciplined strategy.

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OPPORTUNITIES FOR growth

At Cardiome, we are always looking ahead — to new milestones in the clinic and to new opportunities to enhance the value of our company. Having retained full worldwide rights to both oxypurinol and oral RSD1235 — and all non-North American rights to the intravenous formulation of RSD1235 — we have excellent potential to add value through our existing programs. And we continue to evaluate new drug compounds. Last year, we further strengthened our company by hiring talented new staff and appointing two new independent directors to our board.

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To Our Shareholders

After a most exciting and eventful 2004, I must acknowledge the productive efforts of many researchers and clinicians as well as the board of directors and staff of Cardiome for their contribution to our progress. We have set aggressive timelines in which to achieve our goals, and I am more than happy with the team’s results. I know that I can speak for all employees when I say that we are truly committed to developing products to improve the lives of patients and to thereby provide returns for our shareholders. Our consistent ability to meet our operational targets is a direct result of that commitment.

Clearly the most significant achievement in 2004 was the announcement of results for ACT 1, our first Phase 3 trial for intravenous RSD1235. ACT 1 was the culmination of a lot of work on the part of many different parties, and the announcement of results right before our annual holidays made our holidays — and we hope, that of our shareholders — that much more joyous. The ACT 1 result was an important step towards our goal of advancing intravenous RSD1235 through the NDA process and ultimately, to the market. We look to additional Phase 3 results anticipated in 2005 to further support our belief in this program.

Cardiome’s management team is now stronger than ever with the addition of Dr. Charles Fisher to the position of Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs. Chuck has had a long and distinguished career in clinical development prior to joining Cardiome, both in academia (the Cleveland Clinic) and in the pharmaceutical industry (Lilly, Abbott). We look forward to his leadership in bringing all of our programs closer to market.

In July, 2004 we succeeded in listing our shares on the Nasdaq National Market. This listing has allowed US investors to more easily trade our common shares, thereby broadening our shareholder base.

From all perspectives, 2005 is shaping up to be an equally exciting year. We expect to report results from several large, late-stage clinical trials in 2005. We will present full results from our most important trial to date, ACT 1, at the Heart Rhythm Society meeting in May 2005. We also expect to report results for ACT 2 and ACT 3 (our second and third Phase 3 clinical trials for intravenous RSD1235) in the second half of 2005. Our partner, Fujisawa Healthcare Inc., is managing the ACT 3 trial.

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We continue to value and appreciate what an excellent partner they have proved to be. Their deep experience and skill, commitment to our success and high regard for our efforts make them an ideal partner. We look forward to the ACT 2 and ACT 3 trials validating our belief that RSD1235 is a safe, fast and effective drug for the acute treatment of atrial fibrillation.

The oral RSD1235 program took a significant step with the initiation of single-dose safety studies. We have completed formulation work on this program and selected a controlled-release formulation to take forward into repeat-dosing safety studies. These trials will help determine the dosing regimen to be used in a Phase 2 efficacy study planned for the second half of 2005.

We have completed enrollment for our large Phase 2 trial investigating oxypurinol for congestive heart failure in December 2004. We anticipate that results for this trial will be available in the third quarter of 2005. These results, I believe, have the potential to provide convincing proof that oxypurinol is beneficial to heart failure patients, especially the more serious cases.

I recently met an individual who has been a Cardiome shareholder for over 10 years. I think that kind of longstanding commitment to Cardiome’s objectives is typical of many of our shareholders. I have believed for a long time that great shareholders make great companies.

The many knowledgeable and committed investors who are choosing to be part of our future are making an important and essential contribution to our efforts. On behalf of the board of directors and all Cardiome staff, I thank you for retaining this confidence in myself, my team, and most importantly, our products throughout the years. I hope and believe 2005 will be a year in which we can continue to achieve our objective of bringing benefit to patients and creating value for our shareholders while building Cardiome into the world’s leading cardiovascular drug development company.

BOB RIEDER
President and CEO

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WE’RE ADVANCING our products THROUGH THE CLINIC

Our research and development team is focusing on three major clinical programs. Our two RSD1235 products target atrial arrhythmia: the intravenous formulation in Phase 3 clinical trials treats patients with recent-onset atrial fibrillation while the oral compound in Phase 1 clinical trials is designed for chronic use. Oxypurinol, now in Phase 2 clinical trials, is designed to treat patients with moderate to severe congestive heart failure.

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2005	OBJECTIVES FOR RSD1235

•	Report on the complete ACT 1 results

•	Complete ACT 2, the second Phase 3 clinical trial for intravenous RSD1235

•	Complete ACT 3, the third Phase 3 clinical trial for intravenous RSD1235

•	File an NDA for intravenous RSD1235 (Q4/05 — Q1/06)

•	File IND for oral RSD1235

•	Initiate Phase 2 studies for oral RSD1235

RSD1235

Cardiome’s lead anti-arrhythmic product, RSD1235, continues to show strong results in the clinic. In 2004, RSD1235 successfully completed the first of three Phase 3 clinical trials, suggesting its effectiveness as a treatment for recent-onset atrial fibrillation. The second and third Phase 3 clinical trials were initiated during the year, and we expect to announce the results of these studies in 2005. Cardiome also completed initial Phase 1 studies of orally administered RSD1235 for the treatment of patients who have had one or more episodes of atrial fibrillation but have returned to normal heart rhythm. Our objective with this application of RSD1235 is to safely keep these patients in normal heart rhythm longer.

ACT 1 Results Confirm Our Belief in RSD1235

In August 2003, Cardiome began the first of three Phase 3 clinical trials of RSD1235 for the acute treatment of atrial fibrillation. Called ACT 1 (Atrial arrhythmia Conversion Trial 1), the placebo-controlled study was carried out at 45 centres in the US, Canada and Scandinavia.

Patients were divided into three sub-groups, with 237 patients experiencing recent-onset atrial fibrillation (of more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter (a less common form of atrial arrhythmia). The primary endpoint was based on conversion of the recent-onset patients to normal heart rhythm within 1.5 hours from the start of dosing.

Sixteen months after initiating the trial, Cardiome announced results of the 416-patient study. Of the 237 patients with recent-onset atrial fibrillation, 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm as compared to only 4% of placebo patients.

For those patients who successfully converted with RSD1235, the median time to conversion to normal heart rhythm was 11 minutes from the start of dosing. Of those recent-onset atrial fibrillation patients dosed with RSD1235 who converted to normal heart rhythm, just 1.3% relapsed to atrial arrhythmia within 24 hours.

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The ACT 1 results confirmed those seen in the 2002 Phase 2 CRAFT trial, in which RSD1235 terminated atrial fibrillation within 80 minutes of the start of infusion in 61% of recent-onset atrial fibrillation patients compared to 5% for patients who received a placebo. The CRAFT results were published in the Journal of the American College of Cardiology in December of 2004.1

In the ACT 1 study, RSD1235 was not effective in converting patients with atrial flutter to normal heart rhythm, with only 2.5% of atrial flutter patients dosed with RSD1235 converting to normal heart rhythm. Patients with atrial flutter account for less than 10% of the total number of patients with atrial arrhythmia.

RSD1235 also demonstrated an attractive safety profile in the ACT 1 study. Thirty days following treatment, serious adverse events occurred in 13% of all patients who had received RSD1235, compared to 18% of placebo patients. Potentially drug-related serious adverse events occurred in 1.4% of patients receiving RSD1235 and 0% of patients who received the placebo. Importantly, there were no cases of drug-related Torsades de Pointes, a serious side-effect arrhythmia sometimes caused by anti-arrhythmic drugs.

ATRIAL FIBRILLATION:
A SERIOUS HEALTH CONCERN

Atrial fibrillation is an arrhythmia (erratic heartbeat) of the atria, the upper chambers of the heart that are storage chambers for the ventricles, which embody the pumping function of the heart. Caused by irregular electrical impulses that regulate the heart’s rate and rhythm, atrial fibrillation is frequently associated with other forms of heart disease and is a leading contributor to congestive heart failure, sudden cardiac arrest and stroke. In fact, people diagnosed with atrial fibrillation have a five-fold increased risk of stroke (American Heart Association, Heart Disease and Stroke Statistics — 2005 Update).

According to industry sources, an estimated 2.7 million people will be affected by atrial fibrillation in the US in 2005, with that number projected to grow to 3.0 million by 2009. In addition, it is estimated that 2.0 million people will be affected by atrial fibrillation in Europe in 2005, with that number projected to grow to 2.3 million by 2009. Sales of therapeutics to treat atrial fibrillation in seven of the largest markets globally are projected to grow to $2.6 billion by 2009.

The drugs currently prescribed to treat atrial arrhythmia are often ineffective and can also pose serious safety risks, including reduced blood pressure, reduced heart rate, increased toxicity to other organs and increased risk of drug-induced arrhythmia such as Torsades de Pointes. One common treatment is electrical defibrillation of the heart, a costly and invasive procedure that is used mainly because of the lack of a suitable alternative treatment.

RSD1235 is effective against atrial fibrillation by means of a highly targeted mechanism of action, selectively blocking ion channels of the heart that are important in the electrical functioning of the atria but not the ventricles during episodes of atrial fibrillation. This “atrial selectivity” is an important contributor to the outstanding safety profile demonstrated so far by RSD1235. The drug could be administered intravenously for recent-onset atrial fibrillation, and the oral formulation we are developing could be used as a prophylactic for the chronic treatment of this condition.

[1]	Roy D., Rowe B., Steill I., Coutu B., Ip J-H., Phaneuf D., Lee, J., Vidaillet H., Dickinson G., Grant S.M., Ezrin A.M. and Beatch, G.N. A Randomized, Controlled Trial of RSD1235, a Novel Anti-Arrhythmic Agent, in the Treatment of Recent Onset Atrial Fibrillation. J. Am. Coll. Cardiol. 44:2355-61, 2004.

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ACT 2 Study Initiated

In early 2004, Cardiome began the second of three Phase 3 studies to evaluate the efficacy and safety of intravenous RSD1235 for patients who develop transient atrial arrhythmia following cardiac surgery.

The placebo-controlled study will include over 200 patients at 25 centres in the United States, Canada, India and Europe and will focus on patients who experience atrial fibrillation and/or atrial flutter after coronary artery bypass graft surgery or valve replacement surgery. Approximately 30% of patients who have these types of surgeries experience atrial arrhythmia following surgery, which places them at higher risk of stroke.

Cardiome expects to report results of the ACT 2 study in the second half of 2005.

ACT 3 Study Initiated

Very similar in design and scope to the ACT 1 study, ACT 3 will examine the safety and efficacy of RSD1235 in recent-onset atrial arrhythmia. ACT 3 is the second of two similar trials required for a new drug application. The first of the study’s 240 patients enrolled in the placebo-controlled study in July 2004, which will be carried out in more than 50 centers worldwide. Results from ACT 3 should be available in the second half of 2005.

Oral RSD1235

In intravenous form, RSD1235 has shown efficacy in treating patients with recent-onset atrial fibrillation. The drug also has the potential to be used prophylactically to treat patients who have had one or more episodes of atrial fibrillation but have returned to normal heart rhythm. Cardiome believes that oral RSD1235 can delay the recurrence of atrial fibrillation.

In 2004, Cardiome completed a Phase Ia study of oral RSD1235. This open-label evaluation study compared three different formulations of RSD1235 in order to help us evaluate and select the controlled-release formulation we would advance into further clinical trials.

Based on the results of the study, Cardiome selected a formulation that was then evaluated to determine the effect of food on the absorption of RSD1235. Cardiome is now conducting a Phase 1b study to determine the dosing regimen that will form the basis of a Phase 2 efficacy study later in 2005. The Phase 1b study will examine the effect of food and fasting on the absorption of RSD1235. Patients will take a single controlled-release tablet either immediately following a meal or without eating.
Cardiome will then initiate a multi-day dosing study to assess the pharmacokinetics and safety of repeated daily doses of controlled-release RSD1235 tablets.

Partnering for Growth

In October 2003, Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Fujisawa Healthcare Inc. Under the terms of this agreement, Cardiome received an upfront payment of US$10 million in 2003, and additional payments totaling US$54 million will be made as the company reaches specific development and commercial milestones.
In September 2004, Cardiome placed US$4 million of equity with Fujisawa as part of its partnership agreement. The equity was placed at a 25% premium to the 30-calendar-day average market price. Cardiome also received a US$6 million milestone payment from Fujisawa in February 2005. The milestone payment was triggered by the successful completion of ACT 1.

Cardiome retains all rights to the intravenous formulation of RSD1235 outside of Canada, the United States, US territories and Mexico. The company also maintains worldwide rights to the oral formulation of RSD1235 for preventing the recurrence of atrial fibrillation.

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2005 OBJECTIVES FOR OXYPURINOL

•	Report results of the Phase 2 OPT-CHF clinical trial

•	Report final results of the EXOTIC-EF proof-of-principle study

Oxypurinol

Cardiome continues to broaden its understanding of oxypurinol for treating patients with late-stage congestive heart failure. A Phase 2 study has completed enrollment of patients and results from two proof-of-principle studies have confirmed the ability of oxypurinol to improve cardiac output.

Phase 2 Study Evaluating Safety and Effectiveness

Oxypurinol is currently in a placebo-controlled Phase 2 study that is investigating the impact of 24 weeks of daily oral dosing of oxypurinol on patients with congestive heart failure.

All 405 patients enrolled in the study (called “OPT-CHF”) have been diagnosed with congestive heart failure and designated as Class 3 or Class 4 patients according to the New York Heart Association Functional Classification System. Patients designated as Class 3 have experienced a marked limitation in their activity levels due to their symptoms of congestive heart failure and are generally only comfortable at rest. Patients designated as Class 4 patients are severely limited by their disease and experience symptoms even while resting.

To be eligible for the study, patients had to have experienced at least one hospitalization or emergency room visit for heart failure in the prior 18 months or had a new heart failure medication added to their drug regimen due to lack of medical stability.

At the end of the study, each patient’s condition will be classified as improved, unchanged or worsened. Patients deemed ‘improved’ will show an improvement in their New York Heart Association Functional Classification or an improvement in their global heart failure assessment. Patients classified as ‘worsened’ will be those who have experienced worsening heart failure and have therefore been re-hospitalized, required a visit to an emergency clinic, required an acute change in medication or died. Top-line results from the OPT-CHF study are expected to be released in the third quarter of 2005.

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Interim Results of Proof-of-Principle Studies Confirm Oxypurinol’s Benefits

During 2004, Cardiome announced interim results for two investigator-sponsored clinical studies for oxypurinol in congestive heart failure. The interim results of these studies were presented at a satellite symposium to the Heart Failure Society of America’s annual meeting. These positive results confirmed that oxypurinol has a beneficial effect on cardiac output and may play an important role in treating heart disease.

The first proof-of-principle study, EXOTIC-EF, enrolled 20 catheterized patients with congestive heart failure. EXOTIC-EF was an open-label trial that examined the effects of a one-time 400 milligram intravenous dose of oxypurinol on left ventricular performance—an important measurement of cardiac function. After receiving oxypurinol, patients showed an increase in left ventricular ejection fraction of 3.6% 5.5 hours after dosing, representing a statistically significant 19.8% average increase in ejection fraction.

Cardiome reported final results for the second proof-of-principle study, La Plata, in February 2005 . La Plata was a double-blind, placebo controlled trial that examined the effects of one month of oral dosing of oxypurinol on exercise capacity and left ventricular ejection fraction, which was shown to increase by 6.8% relative to placebo in the 47 patients who met the prospectively defined entry criteria. This 6.8% average absolute improvement over placebo reinforces the EXOTIC-EF data and represents an average relative increase in cardiac output of 22.6% for the patients receiving oxypurinol.

Opportunities for Growth

We own worldwide rights to oxypurinol for congestive heart failure. This gives us the flexibility to add value to the program by either continuing to advance the drug through clinical trials on our own or entering into a partnership agreement.

CONGESTIVE HEART FAILURE:

A GROWING EPIDEMIC

Congestive heart failure is a life-threatening condition caused by the heart’s inability to pump enough blood to meet the body’s needs. Symptoms associated with congestive heart failure include fatigue, shortness of breath and swelling from fluid retention. The mortality rate is high, with 20% of people diagnosed with congestive heart failure dying within one year and 80 percent of men and 70 percent of women under age 65 dying within eight years. Those diagnosed with congestive heart failure experience sudden cardiac death rates at six to nine times the rate of the general population.

Congestive heart failure is the leading cause of hospitalization in the US in people over 65. In 2002, 4.9 million Americans suffered from congestive heart failure and more than 500,000 people are newly diagnosed each year.

The American Heart Association estimates that in the US alone, the direct and indirect costs of congestive heart failure approach $28 billion each year. Current drugs are often ineffective, treating the symptoms rather than the underlying causes of the heart’s deteriorating efficiency.

Oxypurinol works by inhibiting xanthine oxidase, a metabolic enzyme that generates reactive oxygen molecules. Patients with congestive heart failure often have elevated xanthine oxidase levels; inhibiting xanthine oxidase is thought to prevent oxidant damage and improve the heart’s ability to use oxygen by sensitizing cardiac muscle cells to intracellular calcium. As a result, the heart is able to increase its pumping action without proportionately increasing its oxygen consumption.

(All statistics from the American Heart Association,
Heart Disease and Stroke Statistics — 2005 Update.)

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Financials	2004

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Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with our audited consolidated financial statements and the notes included thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP is presented in note 17 of our audited consolidated financial statements included herein. Effective December 31, 2003, we changed our fiscal year end from November 30 to December 31. As a result, this discussion and analysis includes comparison of the financial results for the year ended December 31, 2004 (“fiscal 2004”) to those for the thirteen months ended December 31, 2003 (“fiscal 2003”). The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

OVERVIEW

We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We announced positive top-line Phase III results for our intravenous formulation of RSD1235, or RSD1235 (iv), our lead product candidate for the acute conversion of atrial fibrillation, and are currently conducting two additional Phase III trials in conjunction with Fujisawa Healthcare, Inc., or Fujisawa, our collaborative partner. We are also developing an oral formulation of RSD1235, or RSD1235 (oral), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the second half of 2005.

Congestive heart failure is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. We have recently completed enrollment in a Phase II trial of oral Oxypurinol in 405 patients with congestive heart failure.

The following table summarizes current and recently completed clinical studies of each of our research and development projects:

Product		Stage of
Candidate	Therapeutic Focus	Development

RSD1235 (iv)	1st Phase III Clinical Trial (ACT 1)	Trial completed and top-line results released in December 2004 and February 2005
	2nd Phase III Clinical Trial (ACT 2)	Trial initiated in March 2004
	3rd Phase III Clinical Trial (ACT 3)	Trial initiated in July 2004

RSD1235(oral)	Phase I — Formulation Evaluation Study	Interim results released in November 2004 and controlled release formulation selected
	Phase I — Food Effect Study	Trial completed in January 2005

Oxypurinol CHF	Phase II Clinical Trial — (OPT-CHF)	Patient recruitment completed in December 2004
	Phase II Proof of Concept Trial — IV (Exotic EF)	Interim results announced in September 2004
	Phase II Proof of Concept Trial — (LaPlata)	Interim results announced in September 2004

CORPORATE DEVELOPMENT

We accomplished several significant milestones during fiscal 2004:

•	We recently completed and announced the top-line results from ACT 1, the first Phase III clinical trial of RSD1235 (iv) for the treatment of recent-onset atrial fibrillation. This blinded, placebo-controlled study will be used to support the application for regulatory approval of RSD1235 (iv) in the U.S. and Canada. Top-line data from the study showed that 52% of recent-onset atrial fibrillation patients who received RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001).

•	We initiated ACT 2, the second Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. ACT 2 will enroll approximately 210 patients and will focus on the treatment of patients with transient atrial fibrillation occurring after coronary artery bypass graft (CABG) or valve replacement surgery. ACT 2 is intended to support the safety dossier attached to the RSD1235 (iv) new drug application, or NDA, and may also form the basis for expanding the application of RSD1235 (iv) into the treatment of post-operative atrial fibrillation.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Fujisawa initiated ACT 3, the third Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. This blinded, placebo-controlled study will also be used to support the new drug application or NDA, application for RSD1235 (iv). ACT 3 will enroll approximately 240 patients and measures the safety and efficacy of RSD1235 in recent-onset atrial fibrillation patients.

•	We completed formulation work on a controlled-release formulation of RSD1235 (oral). This formulation was then advanced into Phase I single-dose safety and pharmacokinetic studies in healthy volunteers. Further Phase I studies will be undertaken as preparation for a Phase II proof-of-concept efficacy study in atrial fibrillation patients.

•	We completed patient enrolment in OPT-CHF, a Phase II clinical study measuring the safety and efficacy of the oral application of Oxypurinol in moderate to severe symptomatic congestive heart failure patients. This blinded, placebo-controlled study will measure the clinical symptom impact of six months of dosing of Oxypurinol on 405 congestive heart failure patients.

•	We completed two investigator-sponsored proof-of-concept trials which both measured the impact of Oxypurinol on the cardiac output of congestive heart failure patients. The 20 patient open-label (no placebo control) EXOTIC-EF study showed that a single IV dose of Oxypurinol appeared to increase cardiac output. The 60 patient, blinded, placebo-controlled LaPlata study showed that 30 days of orally dosed Oxypurinol appeared to have a similar effect.

•	We succeeded in listing our common shares on the Nasdaq National Market. This move was intended to broaden our shareholder base by making it easier for U.S.-based investors to trade our common shares.

•	We completed a sale of $4 million of our common shares to Fujisawa at a 25% premium to the average closing price of our common shares on the Toronto Stock Exchange over the preceding 30 calendar-day period.

Critical Accounting Policies and Significant Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with U.S. GAAP is described in note 17 to the audited consolidated financial statements for the year ended December 31, 2004. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization of technology licenses and patents, determination of accrued liabilities, recognition of revenue, and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

•	intangible assets;
•	accrued liabilities and clinical trial expenses;
•	revenue recognition;
•	research and development costs; and
•	stock-based compensation.

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceeds the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments,

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Management's Discussion and Analysis of Financial Condition and Results of Operations

we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on our results of operations.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of options which is generally four to five years from grant. Prior to the adoption of this standard, no compensation expense was recognized for stock options issued. The change in this accounting policy did not result in any adjustment to our opening deficit balance on December 1, 2002. For fiscal 2004 and 2003 respectively, we recorded approximately $3.1 million and $2.1 million of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees.

The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option, the expected volatility at the time of the options are granted, and the fair value of our stock at the date of grant of the stock options. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations.

RESULTS OF OPERATIONS

We changed our year end to December 31 effective December 31, 2003. Our transition year was the thirteen month period ended December 31, 2003.

For the year ended December 31, 2004, or fiscal 2004, we recorded a net loss of $27.8 million ($0.71 per common share) compared to a net loss of $19.9 million ($0.63 per common share) and $14.0 million ($0.60 per common share) for the thirteen months ended December 31, 2003, or fiscal 2003, and for the year ended November 30, 2002, or fiscal 2002, respectively. Since our formation in 1986, we have incurred a cumulative deficit of $92.1 million. The increase in net loss for fiscal 2004, as compared to fiscal 2003, was largely due to our expanded clinical development activities during fiscal 2003 and the write-down of intangible assets associated with Oxypurinol for the treatment of gout. However, this was partially offset by the increase in licensing fees and research collaborative fees as described below. Our results of operations were in line with management’s expectations.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues

Total revenue increased to $26.4 million in fiscal 2004 from $6.0 million in fiscal 2003. The total revenue in fiscal 2004 was comprised of $12.6 million for licensing fees and $13.8 million for research collaborative fees, as compared to $1.3 million for licensing fees and $4.7 million for research collaborative fees for fiscal 2003, respectively.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. The increase in licensing fees in fiscal 2004, as compared to those in fiscal 2003, was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A., as compared to $0.5 million for fiscal 2003, the increased amortization of deferred revenue, related to the upfront payment and the premium on equity investment from Fujisawa, of $4.5 million, as compared to $0.8 million for fiscal 2003, and the milestone payment for the successful completion of the first Phase III clinical trial of $7.2 million, as compared to $0.0 for fiscal 2003, respectively.

19

Management's Discussion and Analysis of Financial Condition and Results of Operations

The increase in research collaborative fees in fiscal 2004 was mainly attributable to the increased research and development cost recovery of $11.7 million, as compared to $3.2 million for fiscal 2003 and the increased project management fees of $1.9 million in fiscal 2004, as compared to $0.6 million for fiscal 2003. This was offset by the declined research service fees of $0.2 million from UCB Farchim S.A. in fiscal 2004, as compared to $0.9 million for fiscal 2003, respectively.

We expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa.

Research and Development Expenditures

Research and development expenditures were $38.7 million for fiscal 2004, as compared to $16.9 million for fiscal 2003, respectively.

The increase of $21.8 million in research and development expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was primarily due to the expanded clinical development activities in 2004, with commencement, continuation or completion of three Phase III studies of RSD1235 (iv) (ACT 1, ACT 2, and ACT 3), one Phase II regulatory study (OPT-CHF), two Phase II proof-of-concept studies (EXOTIC-EF, LaPlata) of Oxypurinol, and two Phase I studies of RSD1235 (oral). Stock-based compensation of $1.2 million in 2004, as compared to $0.6 million in fiscal 2003, also contributed to the increased research and development costs.

The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)

During fiscal 2004, we completed the first Phase III clinical study of RSD1235 (iv) applied to recent-onset atrial fibrillation, and initiated two additional Phase III studies, ACT 2 and ACT 3.

The ACT 1 Study

In August 2003, we initiated ACT 1, our first Phase III clinical trial of active atrial fibrillation, and finished its patient enrollment in October 2004. The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was initiated in August 2003, and was carried out in 45 centers in the U.S., Canada and Scandinavia.

In December 2004 and February 2005, we announced top-line results for ACT 1. We anticipate a full trial report will be presented in May 2005 at the Heart Rhythm Society Meetings in New Orleans. The study showed that of the 237 patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001). In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients, a difference which was not statistically significant.

The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the target patient population. In the 30 day interval following drug administration to these recent-onset patients, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsades de Pointes, a well-characterized arrhythmia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue ACT 1 due to study drug, and there were no deaths attributed to RSD1235 (iv).

RSD1235 (iv) appears to be ineffective in converting atrial flutter patients to normal heart rhythms. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while 0 of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv).

The ACT 2 Study

The ACT 2 study, initiated in March of 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

Our collaborative partner, Fujisawa, initiated the ACT 3 study in July 2004. ACT 3 will enroll approximately 240 patients. Two groups of patients will be enrolled. The primary endpoint will be based on 160 patients with recent-onset atrial fibrillation or atrial flutter (in atrial fibrillation or atrial flutter longer than three hours but less than seven days). The study will also measure the safety and efficacy of RSD1235 (iv) in 80 longer-term atrial fibrillation patients (in atrial fibrillation more than seven days but less than 45 days).

As the project advanced from Phase II clinical testing in a single study in fiscal 2002 to Phase III clinical testing in three concurrent studies in fiscal 2004, our expenditures for this project increased substantially. Total research and development for this project was $21.3 million for

20

Management's Discussion and Analysis of Financial Condition and Results of Operations

fiscal 2004, as compared to $7.5 million and $6.3 million for fiscal 2003 and fiscal 2002, respectively. Also included in the increased expenditures in fiscal 2004 were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in 2005. In accordance with our collaboration and license agreement with Fujisawa, overall RSD1235 (iv) expense recoveries of $11.7 million were recorded as research collaborative fees for fiscal 2004, as compared to $3.2 million for fiscal 2003.

The RSD1235 Oral Project

Following a proof of concept trial suggesting RSD1235 has oral bioavailability, with approximately 70% of the orally administrated RSD1235 found in the blood stream of the healthy volunteers who ingested the drug, we started our formulation work and pre-clinical toxicology testing in 2003. We completed our oral formulation work and began testing of our formulations in healthy volunteers in fiscal 2004. We also continued to conduct pre-clinical toxicology testing on RSD1235 (oral) in fiscal 2004.

In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study is to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions.

Total expenditure for the RSD1235 (oral) project increased to $5.1 million for fiscal 2004, as compared to $0.4 million for fiscal 2003. The increase was the result of the increased operational activities associated with the formulation work, manufacture of drug supplies, the initiation of Phase I clinical trials and pre-clinical toxicology testing work in fiscal 2004. An important part of the increased expenditures in fiscal 2004 were costs associated with the manufacturing of drug supplies for ongoing and future clinical trials.

Oxypurinol for Congestive Heart Failure Project

During fiscal 2004, patient recruitment was completed for three clinical studies applying Oxypurinol to the treatment of congestive heart failure which were initiated in fiscal 2003: the OPT-CHF study, the EXOTIC-EF study, and the LaPlata study.

The OPT-CHF Study

OPT-CHF which was initiated in March 2003 finished its patient recruitment on December 22, 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure.

The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients have experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study

In September 2004, we announced positive interim results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 14 patients dosed to date. Oxypurinol administration resulted in an average absolute increase of 3.6% (p<0.0032) in left-ventricle ejection fraction at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% relative increase in average ejection fraction.

The LaPlata Study

This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in congestive heart failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fraction exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study.

Following 28 days of oral daily dosing (600 mg/day), left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol. Improvement in the six minute walk was seen in both treatment groups. However, no statistically significant difference between the two groups was observed. No safety concerns were noted. These final results were announced on February 11, 2005.

21

Management's Discussion and Analysis of Financial Condition and Results of Operations

As we advanced this project from pre-clinical stage, when the project was acquired by us in fiscal 2002 to a Phase II clinical stage in fiscal 2004, our expenditure for this project increased substantially. Research and development expenditure for this project increased to $8.6 million for fiscal 2004, as compared to $3.3 million for fiscal 2003.

Oxypurinol for Gout

Pursuant to our license from Genzyme, in May 2002 we exercised our option to acquire the rights to clinical trial data for Oxypurinol in the treatment of allopurinol intolerant gout. Genzyme completed a pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic gout who are intolerant to allopurinol prior to our acquisition of this technology. In December 2003, we submitted a NDA to the U.S. Food and Drug Administration, or FDA, for Oxypurinol for the treatment of allopurinol intolerant gout patients. In June 2004, we received an “approvable” letter from the FDA stating that prior to final marketing approval, the FDA requires additional clinical and manufacturing data from us. We have stopped pursuing the allopurinol intolerant gout indication for Oxypurinol for the foreseeable future in order to maintain our focus on our cardiovascular assets.

As a result of the above decision, we have taken non-cash write-downs totaling $7.1 million, net of future income tax recovery, to the intangible assets related to this project in September 2004. The write-downs include write-down of intangible assets and future tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002. The write-downs of intangible assets and future tax liability were $11.3 million and $4.5 million, respectively. In addition, we wrote down the carrying value of a license (cash payment in May 2002) by $0.2 million.

Our expenditure for this project was $3.2 million for fiscal 2004, as compared to $4.4 million and $0.8 million for fiscal 2003 and fiscal 2002, respectively. The decrease in expenditure for fiscal 2004, as compared to those incurred in fiscal 2003, was due to the decision to discontinue the program indefinitely.

Other Pre-Clinical Projects

During fiscal 2004, we also continued certain pre-clinical studies to support various intellectual property protection and business development activities. The total expenditures for these activities were $0.5 million for fiscal 2004, as compared to $1.3 million and $0.4 million for fiscal 2003 and fiscal 2002, respectively.

We expect the research and development expenditures for the year ending December 31, 2005, or fiscal 2005, to be higher than those incurred in fiscal 2004. A significant portion of the research and development expenditures will be incurred in the following activities:

•	RSD1235 Intravenous Project — we expect to complete both ACT 2 and ACT 3 in fiscal 2005 and to begin our preparation work for an NDA for this project;

•	RSD1235 Oral Project — we expect to complete at least one additional Phase I clinical study in Europe and initiate a Phase II clinical proof-of-concept study in atrial fibrillation patients in North America and Europe in fiscal 2005; and

•	Oxypurinol for Congestive Heart Failure Project — we expect to release final results for the OPT-CHF, EXOTIC-EF and the LaPlata studies in fiscal 2005.

General and Administration Expenditures

General and administration expenditures for fiscal 2004 were $7.3 million as compared to $5.6 million and $3.8 million for fiscal 2003 and fiscal 2002, respectively.

The increase of $1.7 million in general and administration expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was largely attributable to the increase of $310,000 in consulting and professional fees, the increase of $635,000 in wages and benefits (including stock-based compensation for administrative and executive personnel), listing fees for The Nasdaq National Market of $150,000, and increase of $572,000 in other expenditures to support our expanded operational activities.

Amortization

Amortization was $5.1 million for the year ended December 31, 2004, as compared to $6.0 million and $4.4 million for fiscal 2003 and fiscal 2002, respectively. The decrease in amortization for fiscal 2004 was attributable to the reduced net book value of our intangible and other assets, after the write-down of intangible assets associated with the Oxypurinol gout program in September 2004. The decrease in amortization in fiscal 2004 was also due to the additional amortization taken for the transition year (thirteen month period) in fiscal 2003.

Write-down of Intangible Assets

We recorded a total write-down of intangible assets of $11.5 million in fiscal 2004, as compared to $0.0 for the same fiscal period in 2003. The write-down was a result of our decision on the Oxypurinol gout program as described above.

Other Income (Expenses)

Interest and other income was $0.7 million for fiscal 2004, as compared to $0.6 million for fiscal 2003. The increase for the current year was due to the higher average balance of cash and short-term investment balances.

A net foreign exchange loss of $1.1 million was recorded for the year ended December 31, 2004, as compared to a net foreign exchange loss of $46,783 and a net foreign exchange gain of $73,416 for fiscal 2003 and fiscal 2002, respectively. The net foreign exchange loss for the current year was mainly the result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of these risks are offset by the reimbursements from Fujisawa in U.S. dollars.

22

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Future Income Tax Recovery

Future income tax recovery was $8.8 million for fiscal 2004, as compared to $2.1 million for fiscal 2003. The increase in the recovery for fiscal 2004, as compared to fiscal 2003, reflects the recovery of $4.5 million related to the write-down of intangible assets regarding the Oxypurinol gout project and the recognition of the tax benefits of the current year’s losses of the U.S. subsidiary of $6.5 million less other withholding tax amounts of $2.2 million.

QUARTERLY FINANCIAL DATA

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31	September 30	June 30	March 31
2004	$	$	$	$

	(Canadian dollars)
	(in thousands of dollars, except per share amounts)
Total revenue	11,640	4,505	5,269	4,989
Research and development expenses	8,914	9,744	12,432	7,577
General and administration expenses	2,154	1,414	2,182	1,547
Net income (loss) for the period	1,787	(14,986)	(9,841)	(4,727)
Basic net income (loss) per common share	0.05	(0.38)	(0.25)	(0.13)
Diluted net income (loss) per common share	0.04	(0.38)	(0.25)	(0.13)

	Four months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31	August 31	May 31	February 28
2003	$	$	$	$

	(Canadian dollars)
	(in thousands of dollars, except per share amounts)
Total revenue	4,925	359	363	400
Research and development expenses	7,761	3,456	2,507	3,204
General and administration expenses	2,030	1,174	1,408	1,019
Net loss for the period	(5,853)	(5,058)	(4,376)	(4,579)
Basic and diluted loss per common share	(0.16)	(0.16)	(0.15)	(0.16)

Total revenue relate to our licensing and research collaborative revenues. The significant increase in revenue since the quarter ended August 31, 2003 is primarily related to our license and research collaborative agreement with Fujisawa. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1, 2002. In addition, the substantial increase in loss for the quarter ended September 30, 2004 is due to the write-down of technology and licenses with respect to our decision on Oxypurinol gout project as described earlier.

For the quarter ended December 31, 2004, or Q4-2004, the significant increase in revenue, when compared with the four months ended December 31, 2003, or Q3-2003, was due to the milestone payment for the successful completion of the 1st Phase 3 clinical trial of $7.2 million. The increase in research and development expenditures for Q4-2004, as compared with Q4-2003, was due to the expanded research and development activities. The level of general and administrative expenditures for Q4-2004, was comparable to the amount recorded for Q4-2003. The increase in the tax recovery was the result of the recognition of the tax benefits of the current year’s losses of the U.S. subsidiary less other withholding tax amounts.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data for our last three fiscal periods:

	Fiscal Periods Ended
	December 31	December 31	November 30
	2004	2003 (1)	2002
	$	$	$

	(in thousands of dollars, except earnings per share)
Revenue	26,403	6,047	1,768
Net loss	(27,767)	(19,866)	(14,030)
Basic and diluted loss per common share	(0.71)	(0.63)	(0.60)
Total assets	68,326	92,124	67,802
Long-term obligation (2)	233	34	61

(1)	On December 31, 2003, we changed our fiscal year end from November 30 to December 31. As such, the data in this column reflects a 13 month period. In addition, we elected to prospectively adopt the recommendations of the C.I.C.A. new Handbook section 3870, Stock-based Compensation and other Stock-based Payments, effective December 1, 2002. This standard requires that all stock- based awards be measured and recognized using a fair value based method. For the thirteen months ended December 31, 2003, we recorded $1,991,865 and $67,188 of stock-based compensation for the stock options granted after December 1, 2002, to employees and non-employees, respectively. The increase in revenues and net loss since November 30, 2002 reflects our expanded clinical development activities and our partnering agreement with Fujisawa.
(2)	Amounts represent capital lease obligations and repayable tenant inducement advances.
(3)	We have not declared any cash dividends since inception.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities for the year ended December 31, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative and licensing fees collected from our partners, Fujisawa and UCB Farchim S.A., and the cash received from the exercise of share purchase warrants and options. During the year ended December 31, 2004, cash provided by financing activities was mainly the proceeds of $7.5 million received from the issuance of our common shares upon exercise of share purchase warrants and options and the proceeds of $4.1 million received from the sale of our common shares to Fujisawa. During the thirteen months ended December 31, 2003, cash provided by financing activities primarily consisted of the proceeds of $28.5 million received from issuance of our common shares pursuant to the two financings completed in fiscal 2003 and the proceeds of $2.6 million received from the issuance of our common shares upon exercise of share purchase warrants and options.

23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash used in operating activities for the year ended December 31, 2004 was $29.7 million, as compared to $5.8 million for the thirteen months ended December 31, 2003. The increase was primarily due to the increase in the loss for the current year resulting from the substantial increase of clinical operational activities and the net change in non-cash working capital items primarily relating to accounts receivable and deferred revenue.

Cash provided by investing activities for the year ended December 31, 2004 was $11.9 million, as compared to $12.7 million of cash used in investing activities for the thirteen months ended December 31, 2003. The increase in cash provided by investing activities was mainly due to the increase of $26.2 million net sale of short-term investments; this was offset by the increase of $2.4 million purchases of capital assets. The increase in purchases of capital assets for fiscal 2004 compared to fiscal 2003 was due to the construction cost associated with our new facility. Approximately 60% of these construction costs were recovered from our landlord through a leasehold inducement program.

At December 31, 2004, we had working capital of $26.8 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $24.4 million at December 31, 2004, as compared to $44.6 million at December 31, 2003.

As of December 31, 2004 and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

	Payment Due by Period
			2006-	2008-
	Total	2005	2007	2009	Thereafter
	$	$	$	$	$

		(in thousands of Canadian dollars)
Capital lease obligations (1)	7	7	0	0	0
Other long-term obligation	226	16	37	45	128
Operating lease obligations	2,998	256	559	683	1,500
Commitments for clinical research agreements (2)	6,522	6,522	0	0	0
Commitments under license agreement (3)	601	48	192	241	120
					per annum

Total	10,354	6,849	788	969	1,748

(1)	Includes interest portion.
(2)	The total commitment of $6,522,039 reflects $2,063,742 of commitments that are non-cancelable and $4.4 million of commitments that are cancelable should we decide to discontinue the related clinical research work.
(3)	As of December 31, 2004, pursuant to four license and service agreements, we have various commitments as described in Note 12(d) of the annual consolidated financial statements for the year ended December 31, 2004. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 12(d)(iii), converted from Canadian dollars to U.S. dollars at the closing exchange rate on December 31, 2004 of 0.8319.

Outstanding Share Capital

As at February 25, 2005 there were 41,010,750 common shares issued and outstanding, 4,866,493 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.12 per share, 303,166 common shares reserved for future grant or issuance under our stock option plan and 176,500 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.10 per share.

RELATED PARTY TRANSACTIONS

During fiscal 2004, we incurred $78,000 of consulting fees for regulatory services provided with respect to the Oxypurinol gout project to one of our directors on ordinary commercial terms.

Included in accounts payable and accrued liabilities at December 31, 2004 is $55,000 (December 31, 2003 – $0.0) owing to a law firm where our current Corporate Secretary is a partner. The amount was charged at normal trade terms. Since his appointment as our Corporate Secretary in May 2004, we have incurred approximately $194,000 of legal fees for services provided by the law firm for fiscal 2004.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

We believe that our current cash position, together with the anticipated proceeds from this offering and the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

24

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

Robert Rieder President and Chief Executive Officer	Doug Janzen Chief Financial Officer

Auditors’ Report

To the Board of Directors and Shareholders of
Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at December 31, 2004 and December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2004, for the thirteen months ended December 31, 2003 and for the year ended November 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, for the thirteen months ended December 31, 2003 and for the year ended November 30, 2002, in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation, effective December 1, 2002.

Vancouver, Canada, February 4, 2005.	/s/ Ernst & Young LLP Chartered Accountants

25

Consolidated Balance Sheets

CARDIOME PHARMA CORP.

Continued under the laws of Canada

	December 31	December 31
	2004	2003
(expressed in Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents [note 6]	7,673,892	13,978,880
Short-term investments [notes 6 and 10]	16,693,319	30,604,031
Amounts receivable [note 5]	14,289,307	4,360,377
Prepaid expenses	1,131,591	798,004

Total current assets	39,788,109	49,741,292

Capital assets [note 7]	2,687,290	849,689
Intangible assets [note 8]	25,851,072	41,533,337

	68,326,471	92,124,318

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 15]	5,833,974	4,343,118
Deferred revenue [note 13]	4,868,817	4,893,400
Future income tax liability [note 14]	2,164,000	—
Current portion of capital lease obligations [note 12[b]]	7,061	27,045
Current portion of deferred leasehold inducement [note 9]	95,108	—

Total current liabilities	12,968,960	9,263,563

Capital lease obligations [note 12[b]]	—	7,040
Deferred revenue [note 13]	4,015,106	8,304,168
Deferred leasehold inducement [note 9]	859,984	—
Future income tax liability [note 14]	4,918,000	15,860,000

Total liabilities	22,762,050	33,434,771

Commitments and contingencies [notes 12 and 16]

Shareholders’ equity
Share capital [note 11[b]]	131,427,488	119,645,857
Contributed surplus	6,195,605	3,335,319
Deficit	(92,058,672)	(64,291,629)

Total shareholders’ equity	45,564,421	58,689,547

	68,326,471	92,124,318

See accompanying notes

On behalf of the Board:

/s/ Mark C. Rogers	/s/ Harold H. Shlevin
Director	Director

26

Consolidated Statements of Loss and Deficit

CARDIOME PHARMA CORP.

		Thirteen
	Year ended	months ended	Year ended
	December 31	December 31	November 30
	2004	2003	2002
(expressed in Canadian dollars)	$	$	$

REVENUE
Licensing fees [note 13]	12,563,649	1,350,366	1,480,641
Research collaborative fees [note 13]	13,839,595	4,696,827	287,768

	26,403,244	6,047,193	1,768,409

EXPENSES
Research and development	38,666,892	16,928,018	9,759,442
General and administration	7,296,911	5,631,050	3,760,006
Amortization	5,062,158	6,028,230	4,441,501
Write-down of intangible assets [note 8]	11,521,176	—	—

	62,547,137	28,587,298	17,960,949

Operating loss	(36,143,893)	(22,540,105)	(16,192,540)

OTHER INCOME (EXPENSES)
Interest and other income	679,171	611,075	559,418
Foreign exchange gain (losses)	(1,080,321)	(46,783)	73,416

	(401,150)	564,292	632,834

Loss before income taxes	(36,545,043)	(21,975,813)	(15,559,706)
Future income tax recovery [notes 8 and 14]	8,778,000	2,110,000	1,530,000

Net loss for the period	(27,767,043)	(19,865,813)	(14,029,706)
Deficit, beginning of period	(64,291,629)	(44,425,816)	(30,396,110)

Deficit, end of period	(92,058,672)	(64,291,629)	(44,425,816)

Basic and diluted loss per common share [note 11[f]]	(0.71)	(0.63)	(0.60)

Weighted average number of common shares outstanding [note 11[f]]	39,231,791	31,470,279	23,560,044

See accompanying notes

27

Consolidated Statements of Cash Flows

CARDIOME PHARMA CORP.

		Thirteen
	Year ended	months ended	Year ended
	December 31	December 31	November 30
	2004	2003	2002
(expressed in Canadian dollars)	$	$	$

OPERATING ACTIVITIES
Loss for the period	(27,767,043)	(19,865,813)	(14,029,706)
Add items not affecting cash:
Amortization	5,062,158	6,028,230	4,441,501
Stock-based compensation	3,067,802	2,059,053	84,000
Deferred leasehold inducement amortization	(75,288)	—	—
Write-down of intangible assets	11,521,176	—	—
Future income tax recovery	(8,778,000)	(2,110,000)	(1,530,000)

	(16,969,195)	(13,888,530)	(11,034,205)
Changes in non-cash working capital items relating to operations:
Amounts receivable	(9,928,930)	(3,847,710)	(336,655)
Prepaid expenses	(333,587)	(726,805)	—
Accounts payable and accrued liabilities	1,806,524	948,087	1,741,108
Deferred revenue	(4,313,645)	11,742,635	106,559

Cash used in operating activities	(29,738,833)	(5,772,323)	(9,523,193)

FINANCING ACTIVITIES
Issuance of share capital	11,574,114	31,063,759	27,884,444
Payment on obligations under capital leases	(27,024)	(27,395)	(15,937)
Repayment of long-term debt	—	—	(724,574)

Cash provided by financing activities	11,547,090	31,036,364	27,143,933

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc. [note 4]	—	—	(1,382,606)
Purchase of capital assets	(2,695,034)	(336,050)	(203,375)
Leasehold inducements	1,030,380	—	—
Patent costs capitalized	(359,303)	(81,457)	(481,962)
Purchase of short-term investments	(39,690,850)	(38,553,131)	(33,717,159)
Sale of short-term investments	53,601,562	26,255,128	18,212,961

Cash provided by (used in) investing activities	11,886,755	(12,715,510)	(17,572,141)

Increase (decrease) in cash and cash equivalents during the period	(6,304,988)	12,548,531	48,599
Cash and cash equivalents, beginning of period	13,978,880	1,430,349	1,381,750

Cash and cash equivalents, end of period	7,673,892	13,978,880	1,430,349

Supplemental cash flow information:
Interest paid	20,788	3,439	3,039

See accompanying notes

28

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp. on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a product-focused cardiovascular drug development company.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company changed its fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the thirteen month period ended December 31, 2003.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 17. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm- Search Developments Ltd. (incorporated in Canada), Cardiome, Inc. (incorporated in the United States), and Cardiome Research and Development (Barbados), Inc. (incorporated in Barbados). Intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, accrual of clinical trial expenses, reporting of revenue recognition and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of cost and market value.

29

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Laboratory equipment under capital lease	Term of lease
Leasehold improvements	Term of lease
Web-site development costs	3 years

Technology licenses and patent costs

Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceed the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Deferred leasehold inducements

Deferred leasehold inducement representing a tenant improvement allowance is being amortized on a straight-line basis over the initial term of the lease of ten years as a reduction of rent expense.

Government grants

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the year ended December 31, 2004, the Company recorded government grants of $48,463 [thirteen months ended December 31, 2003 — $76,000; year ended November 30, 2002 — $37,000] as a reduction of research and development expenditures.

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. At December 31, 2004 and December 31, 2003, no development costs have been deferred.

30

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11. Effective December 1, 2002, the Company adopted the fair value method of accounting for stock options granted, modified or settled since December 1, 2002 [note 3].

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, excluding contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

3.	CHANGE IN ACCOUNTING POLICY

Stock-based compensation and other stock-based payments

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms. Prior to the adoption of this standard no compensation expense was recognized for stock options issued.

4.	BUSINESS COMBINATION

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc., (formerly Paralex, Inc.) a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from Johns Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), which has merged into Genzyme Corp. effective December 21, 2004, to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitors. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc.

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

The purchase price has been allocated to the fair value of Cardiome, Inc.’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
License technology	48,897,408

Total assets acquired	49,458,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	19,500,000

Total liabilities assumed	20,578,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526

Total consideration	28,879,787

31

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

4.	BUSINESS COMBINATION, CONTINUED

The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

5.	FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. Other long-term financial instruments bear interest at rates which, in management’s opinion, approximate the current interest rates and therefore, approximate their fair value.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euros.

As at December 31, 2004, included in amounts receivable is an amount of $13,847,269 (US$11,520,191) due from one research collaborator. [December 31, 2003 – $3,687,645 (US$2,844,308)].

6.	CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $6,207,000 [December 31, 2003 – $6,472,000] of commercial paper, bankers’ acceptances and term deposits with an average interest rate of 2.17% at December 31, 2004 [December 31, 2003 – 2.55%] including $2,687,365 (US$2,235,745) [December 31, 2003 – nil] denominated in U.S. dollars.

Short-term investments mainly comprise commercial paper and term deposits with an average interest rate of 2.25% at December 31, 2004 [December 31, 2003 – 2.31%] and maturities to April 2005 [December 31, 2003 – December 2004] including $5,228,607 (US$4,349,923) [December 31, 2003 – $6,461,043 (US$4,983,450)] denominated in U.S. dollars.

At December 31, 2004, the fair value of the short-term investments was approximately $16,693,000 [December 31, 2003 – $30,624,000], based on quoted market prices.

7.	CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2004
Laboratory equipment	970,027	622,519	347,508
Computer equipment	744,843	413,344	331,499
Office equipment	372,721	135,467	237,254
Laboratory equipment under capital lease	77,418	70,966	6,452
Leasehold improvements	1,960,037	195,460	1,764,577
Web-site development costs	13,640	13,640	—

	4,138,686	1,451,396	2,687,290

December 31, 2003
Laboratory equipment	885,960	721,544	164,416
Computer equipment	576,215	446,436	129,779
Office equipment	266,843	120,017	146,826
Laboratory equipment under capital lease	77,418	45,161	32,257
Leasehold improvements	412,036	37,898	374,138
Web-site development costs	13,640	11,367	2,273

	2,232,112	1,382,423	849,689

Included in leasehold improvements at December 31, 2003, is an amount of $371,126 of leasehold improvements under construction for which no amortization has been charged.

8.	INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$

December 31, 2004
Technology licenses	38,300,346	13,263,862	25,036,484
Patents	1,514,650	700,062	814,588

Total	39,814,997	13,963,924	25,851,072

December 31, 2003
Technology licenses	53,365,070	12,282,502	41,082,568
Patents	1,049,010	598,241	450,769

Total	54,414,080	12,880,743	41,533,337

During the year ended December 31, 2004, the Company recorded additional amortization expense of $nil [thirteen months ended December 31, 2003 – $42,693; year ended November 30, 2002 – $227,584] with respect to patents no longer directly related to the Company’s current focus.

In addition, during the year ended December 31, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant gout indication for Oxypurinol and wrote down $7,054,176 of the intangible assets, net of future tax recovery, related to the Oxypurinol gout project. The net write-down includes the write-down of the net book value of intangible assets and related future income tax liability, which arose from the Company’s acquisition of Cardiome, Inc. by issuance of common shares of the Company in March 2002 [note 4], of $11,266,623 and $4,467,000, respectively, and a write-down of the carrying value of a license (cash payment in May 2002) by $254,553.

32

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

9.	DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Basic Allowance”) is being amortized on a straight line over the initial term of the lease. The remaining $237,780 (the “Additional Allowance”) represents a repayable allowance, collateralized with a letter of credit [note 10], which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease.

10.	CREDIT FACILITY

At December 31, 2004, the Company had available a corporate credit card facility, and an unused operating line of credit of $38,000 bearing interest at the bank’s prime rate and payable on demand. Cashable certificates totalling $387,780 [December 31, 2003 — $ 100,000] included in short-term investments are pledged as collateral for these facilities and the Additional Allowance [note 9].

11.	SHARE CAPITAL

[a]	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

[b]	Issued

	Number of
	shares	Amount
Common shares	#	$

Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants	458,583	864,927
Issued for cash upon public offering [iv]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261

Balance, November 30, 2002	28,308,098	88,582,098
Share issuance cost related to a prior share offering	—	(34,100)
Issued upon conversion of special warrants [iii]	3,810,000	7,133,752
Issued for cash upon public offering and exercise of over-allotment option [ii]	4,381,500	21,389,367
Issued for cash upon exercise of options	196,026	600,569
Issued for cash upon exercise of warrants	594,484	1,974,171
Issued pursuant to exercise of warrants on cashless basis [iv]	25,601	—

Balance, December 31, 2003	37,315,709	119,645,857
Issued for cash upon equity investment from Fujisawa [i]	646,712	4,080,753
Issued for cash upon exercise of options	534,925	1,809,645
Issued for cash upon exercise of warrants	1,991,010	5,683,717
Issued pursuant to exercise of warrants on cashless basis	104,478	—
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	—	207,516

Balance, December 31, 2004	40,592,834	131,427,488

[i]	On October 28, 2004, the Company issued 646,712 common shares to Fujisawa Healthcare, Inc. (“Fujisawa”), following the exercise of an option by the Company requiring Fujisawa to acquire US$4 million of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30-calendar day period, for a total deemed price per share of Cdn $7.89.

The total proceeds received has been allocated to share capital based on the quoted market price of the Company’s common shares on the TSX on the option exercise date and the balance has been recorded as deferred licensing revenue [note 13 [b]].

[ii]	On September 23, 2003, the Company closed a public offering of common shares pursuant to which the Company issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, including the exercise of over-allotment option, the Company paid a cash commission of $1,265,158 and incurred total legal and professional fees of $348,350.

[iii]	On April 10, 2003, the Company completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitled the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants. Each whole share purchase warrant entitled the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $396,212.

[iv]	On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitled the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering. During the period ended December 31, 2003, 105,596 Broker Warrants were exercised pursuant to a “cashless” exercise provision resulting in the issuance of 25,601 common shares.

[c]	Common share purchase warrants

Details of the share purchase warrants for the year ended

December 31, 2004 are summarized as follows:

Number of Share Purchase Warrants Outstanding	#

Balance, December 31, 2003	5,109,527
Warrants exercised on a cash basis	(1,991,010)
Warrants exercised on a cashless basis	(401,860)
Warrants expired unexercised	(2,540,157)

Balance, December 31, 2004	176,500

33

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

11.	SHARE CAPITAL, CONTINUED

[c]	Common share purchase warrants, continued

During the year ended December 31, 2004 the Company issued 104,478 common shares for 401,860 warrants exercised on a cashless basis. As at December 31, 2004, common shares issuable upon exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of expiry	price	warrants

February 9, 2007	US $2.40	101,508
February 9, 2007	US $4.80	37,496
February 9, 2007	US $8.00	37,496

Balance, December 31, 2004		176,500

[d]	Stock options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. At December 31, 2004, the Company has 1,006,916 [December 31, 2003 – 745,390] common shares available for future issuance under the 2001 Plan.

At December 31, 2004, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	December 31, 2004			December 31, 2004
		Weighted
	Number	average	Weighted	Number	Weighted
	of common	remaining	average	of common	average
	shares	contractual	exercise	shares	exercise
Range of exercise price	issuable	life (years)	price	issuable	price
$			$		$

$2.80-$2.92	102,500	2.21	2.90	102,500	2.90
$3.00-$3.68	2,815,209	3.96	3.29	2,198,541	3.28
$4.20-$5.05	548,450	4.47	5.03	548,450	5.03
$5.08-$5.96	428,750	2.36	5.51	388,750	5.52
$6.29-$7.24	807,000	5.34	6.46	165,416	5.61

	4,701,909	4.07	4.23	3,403,657	3.92

Stock options activities are summarized as follows:

	Number of	Weighted
	common	average
	shares under	exercise
	option	price
	#	$

Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68

Balance, November 30, 2002	3,609,438	3.53
Options granted	1,650,750	4.28
Options exercised	(196,026)	3.06
Options forfeited	(355,578)	4.10
Options expired	(150,000)	5.96

Balance, December 31, 2003	4,558,584	3.70
Options granted	893,250	6.35
Options exercised	(534,925)	3.38
Options forfeited	(215,000)	3.95

Balance, December 31, 2004	4,701,909	4.23

[e]	Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized to expense over the vesting period. Compensation expense for the year ended December 31, 2004 amounted to $3,067,802 [December 31, 2003 – $2,059,053]. For the year ended December 31, 2004, this compensation expense is allocated between research and development expenses ($1,231,626) and general and administration expenses ($1,836,176) on the same basis as cash compensation. For the year ended December 31, 2003 this compensation expense is allocated between research and development expenses ($646,405) and general and administration expenses ($1,412,648) on the same basis as cash compensation. The weighted average fair value of stock options granted during the years ended December 31, 2004 and December 31, 2003 was $4.30 and $2.65 per share respectively. The estimated fair value of the stock options granted in 2004 and 2003 was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield – 0%; expected volatility – 75.2% and 85.0%, respectively; risk-free interest rate – 3.69% and 3.95%, respectively; and expected average life of the options – 6 years.

[f]	Loss per common share

		Thirteen
	Year ended	months ended	Year ended
	December 31	December 31	November 30
	2004	2003	2002
	$	$	$

Numerator
Loss for the period	(27,767,043)	(19,865,813)	(14,029,706)

Denominator
Weighted average number of common shares outstanding	39,231,791	31,470,279	23,560,044

Basic and diluted loss per common share	(0.71)	(0.63)	(0.60)

34

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

12.	COMMITMENTS

[a]	Operating leases

The Company has entered into a lease agreement for the current office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two-year periods. Future minimum annual lease payments under the lease are as follows:

$

2005	255,944
2006	262,549
2007	296,234
2008	331,241
2009	351,717
Thereafter	1,500,985

2,998,670

Rent expense for the year ended December 31, 2004 amounted to $322,518 [thirteen months ended December 31, 2003 – $374,510; year ended November 30, 2002 – $263,891].

[b]	Capital leases

The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:

$

2005	7,138
Less: amount representing interest	(77)

7,061
Less: current portion of capital lease obligations	(7,061)

Long term portion of capital lease obligations	—

Interest expense during the year ended December 31, 2004 amounted to $1,418 [thirteen months ended December 31, 2003 – $3,439; year ended November 30, 2002 – $3,039].

[c]	Clinical research agreements

The Company has entered into various collaborative clinical research and development agreements requiring it to fund fixed research and development expenditures of approximately $6.5 million for fiscal 2005.

[d]	License agreements

[i]	Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31, 2004, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent relating to certain technology.

[ii]	Pursuant to a service agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. The Company is no longer developing this licensed technology. As at December 31, 2004, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

[iii]	Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next three years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones relating to certain technology that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent relating to certain technology.

[iv]	Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and the U.S. Food and Drug Administration (“the FDA“) approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. During the year ended December 31, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant gout indication for Oxypurinol. At December 31, 2004, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

35

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

13.	COLLABORATIVE AGREEMENTS

[a]	On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

The Company received an initial payment of US$1,000,000 in fiscal year ended November 30, 2002. This initial payment was amortized as licensing revenue on a straight-line basis over the maximum 36-month term of the service agreement. During the year ended December 31, 2004, the Company received research service fees of US$128,571 (thirteen months ended December 31, 2003 – US$650,000; year ended November 30, 2002 – US$150,000), which were included in research collaborative fees. The remaining unamortized deferred revenue balance of $881,777 related to the initial payment was recorded as revenue in March 2004 when UCB elected not to extend the research service agreement with the Company.

[b]	On October 16, 2003, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company has granted Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous drugs in North America, including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of RSD1235 for markets outside North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation. Under the terms of the agreement, the Company received an up-front payment of $13.09 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement. Under the terms of the agreement, Fujisawa is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of RSD1235. Fujisawa is also responsible for 100% of the marketing costs for the intravenous application of RSD1235 in North America.

In addition, the Company had the right to require Fujisawa to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The Company exercised its right on September 28, 2004 and completed this transaction with the issuance of 646,712 of its common shares to Fujisawa at a price of $7.89 per share [see note 11 [b][i]].

This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.

The initial upfront payment is recorded as licensing revenue on a straight-line basis over the estimated development period of 36 months. During the year ended December 31, 2004, the Company charged Fujisawa $1,923,296 (US$1,482,505) [thirteen months ended December 31, 2003 – $647,400 (US$482,774)] for project management and $11,728,751 (US$8,993,729) [thirteen months ended December 31, 2003 – $3,126,542 (US$2,361,534)] for research and development cost recoveries, which were included in research collaborative fees. In addition, during the year ended December 31, 2004, a development milestone was achieved and accordingly, $7,228,200 (US$6,000,000) was included in licensing fees [note 5].

36

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

14.	INCOME TAXES

At December 31, 2004, the Company has investment tax credits of $6,098,000 [December 31, 2003 – $4,746,000] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $23,538,000 [December 31, 2003 – $21,457,000] available to offset future tax income in Canada ($1,716,000) and the United States ($21,822,000). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2005	62,000	24,000
2006	111,000	—
2007	261,000	—
2008	520,000	—
2009	402,000	—
2010	559,000	1,692,000
2011	786,000	—
2012	845,000	—
2013	1,087,000	—
2014	1,465,000	—
2021	—	322,000
2022	—	2,733,000
2023	—	6,532,000
2024	—	12,235,000

	6,098,000	23,538,000

Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31	December 31
	2004	2003
	$	$

Future tax assets:
Tax loss carryforwards	9,323,000	8,093,000
Research and development deductions and credits	12,555,000	9,482,000
Tax values of depreciable assets in excess of accounting values	781,000	793,000
Revenue unearned for accounting purposes	3,504,000	4,701,000
Share issue costs	1,003,000	747,000
Other items	3,000	3,000

Total future tax assets	27,169,000	23,819,000
Valuation allowance	(22,290,000)	(23,708,000)

Total future tax assets	4,879,000	111,000

Future tax liabilities:
Accounting value of technology in excess of tax value	(9,797,000)	(15,971,000)
Revenue unearned for tax purposes	(2,164,000)	—

Total future tax liabilities	(11,961,000)	(15,971,000)

Net future tax liabilities	(7,082,000)	(15,860,000)
Less current portion	(2,164,000)	—

Net long-term portion	(4,918,000)	(15,860,000)

The potential income tax benefits relating to certain future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation.

The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 35.62% [2003 – 37.75%; 2002 – 40.04%] statutory tax rate, is:

		Thirteen
	Year ended	months ended	Year ended
	December 31	December 31	November 30
	2004	2003	2002
	$	$	$

Tax recovery at statutory income tax rates	(13,017,000)	(8,296,000)	(6,230,000)
(Utilization of losses)/occurrence of losses	(1,974,000)	(208,000)	3,490,000
Temporary differences	449,000	5,423,000	1,194,000
Expenses not deductible for tax purposes	1,813,000	971,000	16,000
Income recognized for tax purposes but not for accounting purposes	5,125,000	—	—
Foreign tax rate differences	(1,174,000)	—	—

Future income tax recovery	(8,778,000)	(2,110,000)	(1,530,000)

15.	RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided by related parties as follows:

		Thirteen
	Year ended	months ended	Year ended
	December 31	December 31	November 30
	2004	2003	2002
	$	$	$

Directors for:
– research consulting services	78,000	—	20,833
– administrative consulting services	—	—	2,500
Law firm in which an officer is a partner for:
– legal services	194,000	—	100,159

The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. Included in accounts payable and accrued liabilities at December 31, 2004 is $54,688 [December 31, 2003 – $ nil; November 30, 2002 – $27,355 ] owing to a legal firm where the Company’s current corporate secretary is a partner.

16.	CONTINGENCIES

[a]	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

37

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

16.	CONTINGENCIES, CONTINUED

[b]	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	The Company entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

17.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]	In 2001, the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of CICA with respect to accounting for income taxes and of Statement of Financial Accounting Standard (“SFAS”) 109, accounting for Income Taxes, there is a $102,720 difference in technology and deficit under U.S. GAAP for the period ended December 31, 2004 [December 31, 2003 – $111,280; November 30, 2002 – $222,560].

[b]	For U.S. GAAP purposes, the Company has elected to prospectively adopt SFAS 148, “Accounting for Stock Based Compensation – Transition and Disclosure”, an amendment to SFAS 123 “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002. The standard permits the prospective recognition of stock based compensation expense for all employee stock-based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method. Prior to the adoption of this standard, the Company elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded compensation expense in respect of options granted to executive officers, directors and employees below fair market value of $10,000 for the year ended November 30, 2002.

[c]	Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002: dividend yield 0.0%; expected volatility 93%; risk-free interest rate 3.0%; and expected average option life of 3.8 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 for the year ended November 30, 2002 in respect of options earned by non-employees.

[d]	Under U.S. GAAP, short-term investments are classified as available-for-sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

The effect of the above on the Company’s consolidated financial statements is set out below:

Consolidated statements of loss and deficit

		Thirteen
	Year ended	months ended	Year ended
	December 31	December 31	November 30
	2004	2003	2002
	$	$	$

Loss for the period, Canadian GAAP	(27,767,043)	(19,865,813)	(14,029,706)
Amortization of other assets [note 17[a]]	(102,720)	(111,280)	(102,720)
Adjustment for stock-based compensation
– employees [note 17[b]]	—	—	(10,000)
– non-employees [note 17[c]]	—	—	(76,799)

Loss for the period, U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)
Reclassification adjustment for unrealized gains on short-term investments	(19,973)	(72,509)	(29,591)
Unrealized gains on investments [note 17[d]]	—	19,973	72,509

Comprehensive loss for the period, U.S. GAAP	(27,889,736)	(20,029,629)	(14,176,307)

Loss for the period, U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)

Weighted average number of common shares outstanding, U.S. GAAP	39,231,791	31,470,279	23,560,044

Basic and diluted loss per common share, U.S. GAAP	(0.71)	(0.63)	(0.60)

38

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in Canadian dollars)

Balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	December 31	December 31
	2004	2003
	$	$

Short-term investments [note 17[d]]	16,693,319	30,624,004
Intangible and other assets [note 17[a]]	25,859,632	41,644,617
Accumulated other comprehensive income (losses) [note 17[d]]	—	19,973
Contributed surplus [notes 17[b], [c] and [d]]	7,116,654	4,256,368
Deficit	(92,971,161)	(65,101,398)

[e]	Accounts payable and accrued liabilities comprise:

	December 31	December 31
	2004	2003
	$	$

Trade accounts payable	2,966,237	3,084,425
Accrued contract research	2,005,022	392,496
Employee-related accruals	605,000	646,000
Other accrued liabilities	257,715	220,197

	5,833,974	4,343,118

[f]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield – 0%; expected volatility – 88.1%; risk-free interest rate – 3.0%; and expected average life of the options – 6 years. For stock options granted in 2004 and 2003, see note 11[e].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

		Thirteen
	Year ended	months ended	Year ended
	December 31	December 31	November 30
	2004	2003	2002
	$	$	$

Loss for the period – U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)
Deduct: Stock based employee compensation expense included in reported loss above	3,067,802	2,059,053	—
Add: Total stock based employee compensation expense using fair value based method for all awards	(3,373,002)	(3,128,778)	(4,102,190)

Pro forma loss for the period	(28,174,963)	(21,046,818)	(18,321,415)

Basic and diluted loss per common share
As reported	(0.71)	(0.63)	(0.60)
Pro forma	(0.72)	(0.67)	(0.78)

[g]	Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2002.

18.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada, except for intellectual property with a net book value of approximately $25,000,000 [2003 – $41,000,000] located in the U.S. During the year ended December 31, 2004, 4% and 96% of total revenue are derived from two collaborators in Switzerland and the United States respectively [thirteen months ended December 31, 2003 — 25% and 75% from one collaborator in Switzerland and two collaborators in the United States, respectively; year ended November 30, 2002 — 76%, 21% and 3% from three collaborators in Sweden, Switzerland and United States, respectively].

39

Corporate Information

BOARD OF DIRECTORS

Mark C. Rogers, M.D., MBA (1), (2)
Chairman

Robert Rieder, MBA (1)
President & Chief Executive Officer

Alan M. Ezrin, Ph.D.
Chief Scientific Officer

Kenneth H. Galbraith, CA (3), (4)
Director

Fred H. Mermelstein, Ph.D. (2)
Director

Ralph Snyderman, M.D. (1), (2)
Director

Jackie M. Clegg (3), (4)
Director

Harold H. Shlevin, Ph.D. (3), (4)
Director

OFFICERS AND CORPORATE MANAGEMENT

Mark C. Rogers, M.D., MBA
Chairman

Robert Rieder, MBA
President and CEO

Charles J. Fisher Jr., MD
Chief Medical Officer and
Executive Vice President,
Clinical and Regulatory Affairs

Doug Janzen
Chief Financial Officer

Alan M. Ezrin, Ph.D.
Chief Scientific Officer

Gregory N. Beatch, Ph.D.
Vice President,
Scientific Affairs

Sheila M. Grant, MBA
Vice President,
Commercial Affairs

Christina Yip, CMA
Vice President of Finance
and Administration

INVESTOR RELATIONS CONTACT

Don Graham
Director, Corporate Communications
Cardiome Pharma Corp.
Toll-free: 1 - 800 330 9928
Tel: 604 677 6905
Fax: 604 677 6915
Email: dgraham@cardiome.com

TRANSFER AGENT

Pacific Corporate
Trust Company
10th Floor, 625 Howe Street
Vancouver, BC
Canada V6C 3B8

AUDITORS

Ernst & Young, LLP
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, BC
Canada V7Y 1C7
Tel: 604 891 8200

LISTING

Toronto Stock Exchange (COM)
NASDAQ National Market (CRME)

INTERNET

http://www.cardiome.com

ANNUAL GENERAL MEETING

Date: June 6, 2005
Location: Vancouver, BC

(1)	Member of the Nomination Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Audit Committee

Certain statements in this Annual Report are “forward-looking statements” of Cardiome within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors which may cause our actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements include, but are not limited to, all statements with respect to: our vision, business objectives and future business strategies, our 2005 corporate goals, future operating results, potential growth of our business, the effects of our anticipated drugs or compounds, the successful integration and commercial viability of acquired intellectual property or other assets and the anticipated size of commercial markets for our current and future products. These statements are predictions only and actual events or results may differ materially. Factors that could cause such actual events or our actual results to differ materially from any future results expressed or implied by such forward-looking statements include, but are not limited to, the risks, uncertainties and factors described in our Annual Report on Form 40-F and other filings with the U.S. Securities and Exchange Commission. We do not assume any obligation to update such forward-looking statements for subsequent events nor to explain why actual results differed, except as required by law.

40

CARDIOME PHARMA CORP.	INVESTOR RELATIONS CONTACT:
6190 Agronomy Road 6th Floor	Don Graham,
Vancouver BC Canada V6T 1Z3 Tel: 604 677 6905 Fax: 604 677 6915 Toll Free: 1 800 330 9928 Website: www.cardiome.com	Director, Corporate Communications Tel: 604 677 6905 dgraham@cardiome.com